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[INVESCO AIM LOGO APPEARS HERE]
--Servicemark--
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713-626-1919

Invesco Aim Advisors, Inc.

April 22, 2009

VIA EDGAR

Mr. James O'Connor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re:  AIM Equity Funds (AEF)
     Post-Effective Amendment No. 92 to
     Form N-1A Registration Statement
     File No. 002-25469; CIK No. 0000105377

Dear Mr. O'Connor:

     This letter responds to the Staff's comments on the above-referenced Registration Statement on Form N-1A filed by AIM Equity Funds (the "Registrant") on February 20, 2009 which is scheduled to go effective May 13, 2009.

Staff's Comment:

1.   HYPOTHETICAL INVESTMENT AND EXPENSE INFORMATION

     Consider clarifying the lead-in language to section of the the registration statement entitled Hypothetical Investment and Expense Information regarding the settlement agreement between Invesco Aim Advisors, Inc. and certain of its affiliates and the New York Attorney General's office.

Response:

     The introductory language to the Hypothetical Investment and Expense Information section of the registration statement was initially drafted together with the New York Attorney General's Office and then collectively modified by the Registrant's investment advisor and the Staff. We agree that we need to define "the settlement" and therefore propose the following change to the disclosure:

     In connection with the final settlement reached between Invesco Aim Advisors, Inc. and certain of its affiliates with certain regulators, including the New York Attorney General's Office, the SEC and the Colorado Attorney General's Office (the settlement) arising out of certain market timing and unfair pricing allegations made against Invesco Aim Advisors, Inc. and certain of its affiliates, Invesco Aim Advisors, Inc. and certain of its affiliates agreed, among other things, to disclose certain hypothetical information regarding investment and expense information to fund

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James O'Connor
April 22, 2009
Page 2


     shareholders. The chart below is intended to reflect the annual and cumulative impact of the fund's expenses, including investment advisory fees and other fund costs, on the fund's return over a 10-year period. The example reflects the following:

     We do not believe we otherwise have the authority to further amend this language without bringing all parties back to the table to collectively revise the disclosure.

Staff's Comment:

2.   FUND MANAGEMENT: THE ADVISORS

     Include additional information in the disclosure about the market timing and fair value pricing related litigation and regulatory action, including an udate on the current state of the litigation and the settlement amount reached with the NYAG and the Commission. Consider too removing the risk factor indicating that shareholders may react by redeeming their investment in the fund.

Response:

     The Registrant believes that the disclosure is adequate; though will take the comment under advisement in considering disclosure updates for the prospectuses of all 102 AIM Funds in which this disclosure appears. All updated information regarding the current status of the litigation and settlement amounts are on page 73--74 of the Statement of Additional Information, which contains disclosure about Pending Litigation and is cross referenced in the section highlighted by the Staff. See too Schedule I-1 of the Statement of Additional Information, which includes the list of all outstanding civil litigation. We believe that the risk factor referenced in your comment remains relevant due to the outstanding civil claims against the fund and various affiliates and, for that reason, prefer to keep this risk disclosure in the prospectus rather than move it to the SAI. Please note, this language has been previously reviewed and approved by the Staff in 485(a) filings of this and the other AIM Funds.

Please do not hesitate to contact me at 713.214.5770 if you have any further questions.

Very truly yours,


/s/ Melanie Ringold
Melanie Ringold